November 2, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attn:            Ken Schuler, Craig Arakawa, Mindy Hooker, Kevin Stertzel

Re:	Loma Negra Compañía Industrial Argentina Sociedad Anónima Form 20-F for the year ended December 31, 2021 Filed April 29, 2022 File No. 1-38262

Ladies and Gentlemen:

Loma Negra Compañía Industrial Argentina Sociedad Anónima (the “Company”) is submitting this letter in response to the comment letter dated July 28, 2022 (the “Comment Letter”) issued by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the draft Form 20-F for the year ended December 31, 2021, confidentially submitted to the Commission on April 29, 2022 (the “Draft Form 20-F”).

To facilitate the Staff’s review, the text set forth below in bold-faced type, immediately following each paragraph number, is a reproduction of the comments included in the Comment Letter. Except as otherwise indicated, all references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the copy of the Amendment. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amendment.

Form 20-F for the year ended December 31, 2021

General

1.
We note your response to our comment indicating you will prepare and file the appropriate technical reports and provide additional disclosures in your Form 20-F for the fiscal year ended December 31, 2022 to comply with Item 1300 of Regulation S-K. We believe that the omitted information is material, and that an amendment to your Form 20-F for fiscal year ended December 31, 2021 is appropriate. Additionally, in light of the omission of S-K 1300 disclosures and related technical reports, please reassess your conclusion that your disclosure controls and procedures were effective as of December 31,

As per the Staff’s request, the Company is preparing and plans to file an amendment to its annual report on Form 20-F for the fiscal year ended December 31, 2021 (the “2021 Form 20-F”) to comply with Item 1300 of Regulation S-K.

With respect to management’s assessment of disclosure controls and procedures as of December 31, 2021, the Company and its management take seriously their responsibility for the accuracy and the adequacy of the disclosure in the Company’s filings with the Commission. After further analysis in response to the Staff’s comment, the Company believes that its disclosure controls and procedures as of such date were effective under Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (collectively, the “Disclosure Controls Rules”).

The Disclosure Controls Rules define “disclosure controls and procedures” as “controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the [Exchange] Act (15 U.S.C. 78a et seq.) is recorded, processed, summarized and reported, within the time periods specified in the [Commission’s] rules and forms.” As stated in the adopting release for the Disclosure Controls Rules, the evaluation looks at whether these controls and procedures provide “reasonable assurance” that the disclosure actions stated in the rule are accomplished. See Release No. 34-46427 (Aug. 28, 2002), referred to herein as the “Disclosure Controls Adopting Release”). The SEC did not define “reasonable assurance” in the Disclosure Controls Adopting Release, yet it made clear in other related guidance that a “reasonable assurance” standard with respect to SEC disclosure does not anticipate that every required item of disclosure will be captured. Instead, the standard is a “high level of assurance” that would satisfy “prudent officials in the conduct of their own affairs” when disclosing information required by SEC rules and forms. See Release No. 34-55929 (June 20, 2007) (“‘reasonableness’ is not an ‘absolute standard of exactitude for corporate records”); Division of Corporation Finance: Financial Reporting Manual, Topic 4310.7 (“[w]hile ‘reasonable assurance’ is a high level of assurance, it does not mean absolute assurance. The term ‘reasonable assurance’ relates to similar language in the Foreign Corrupt Practices Act. 1934 Act Section 13(b)(7) defines ‘reasonable assurance’ as the degree of assurance that would satisfy prudent officials in the conduct of their own affairs”).

The Company believes that, consistent with its conclusion in its 2021 Form 20-F, its disclosure controls and procedures were effective as of December 31, 2021 at the “reasonable assurance” level pursuant to the Disclosure Controls Rules, and that the omission of the required Regulation S-K 1300 data did not represent a sufficiently material error to change that analysis. The reasons for the Company’s view are twofold:

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The Company has, and had at the time of the applicable evaluation of its disclosure controls and procedures, well-developed controls over mineral resources and reserves disclosures: The Company currently has, and as of December 31, 2021 had, well-developed controls in place to review annually the accuracy and completeness of disclosure on its mineral resources and reserves in its annual report on Form 20-F. The Company began implementing these controls when preparing for its initial public offering (“IPO”), when it tested whether its mineral resources and reserves were sufficiently “significant” as defined by then-effective Industry Guide 7 to trigger reporting thereunder in the Company’s registration statement on Form F-1. Based on the totality of information about its mining resources and reserves relative to its business and financial condition, the Company determined that the level of materiality of the Company’s mineral resources and reserves was too low to trigger Industry Guide 7 reporting. The Company has conducted the same analysis in each of the fiscal years since its IPO, ahead of filing its annual report on Form 20-F.. Thus, the Company applied these same controls for its annual report on Form 20-F for the fiscal year ended December 31, 2021.

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The mineral resources and reserves disclosures in the 2021 Form 20-F derived from those controls are materially accurate and complete, and do not call into question the effectiveness of the controls: After re-reviewing the 2021 Form 20-F, the Company believes that its mineral resources and reserves disclosures in the 2021 Form 20-F were materially adequate, considering the total mix of information about the Company available to investors and the Regulation S-K 1300 requirements, and that the omission of Regulation S-K 1300 data was not sufficiently material to indicate ineffective controls and procedures over those disclosures at the “reasonable assurance” level. First, while the Company included ample disclosure on its mining reserves in its 2021 Form 20-F, it does not believe that certain granular information about the reserves is material to investors. As the Company assessed, as of December 31, 2021, the assets of total limestone reserves were less than 5% of total assets and the cost of limestone production, respectively. The Company’s limestone reserves have not, and had not as of December 31, 2021, changed materially since the IPO. As at the time of its IPO, the Company’s core business is manufacturing and distributing these finished products, and not the exploration, development or extraction of minerals. Second, the disclosures in the Annual Report on Form 20-F for the fiscal year ended December 31, 2021 already include many of the disclosures required by Regulation S-K Item 1300, such that what is missing is immaterial. With respect to the summary property disclosure required by Regulation S-K Item 1303, the Company provides: a map of the location of all of its properties (p. 39, required by Item 1303(b)(1)); aggregate annual production data for 2021, with data on 2020 and 2019 available in prior annual reports on Form 20-F (p. 38, required by Item 1303(b)(2)); information on the location and stage of development, type and amount of ownership interests, mine type and  processing plants (p. 38-41, required by Item 1303(b)(2)); and summary data on proven and probable active mining rights (p. 38, required by Item 1303(b)(3)). With respect to individual property disclosure required by Regulation S-K Item 1304, the Company provides: data regarding the infrastructure surrounding its largest quarries at Olavarría and L’Amalí (p. 52-55, required by Item 1304(b)); and fiscal year 2021 data on proven and probable mineral reserves for each of its quarries (p. 39, required by Item 1304(b) for any individual property triggering disclosure under that section). While the Company does not provide certain other data required by Regulation S-K Item 1304 for any single quarry due to its views on the materiality of single quarries to its total operations, it provides certain aspects of required individual property disclosure in the aggregate, including the mining method and processing operations (p. 32-37, required by Item 1304(b)). The Company acknowledges that does not include in the 2021 Form 20-F a technical report required by Item 1302, certain mineral resources and other information required by Item 1303 and 1304, and mining-specific internal controls disclosure required by Item 1305. However, the Company does not believe that such additional information would have been sufficiently material to make the disclosure not misleading or otherwise raise doubt about the effectiveness of the Company’s disclosure controls and procedures.

Based on the foregoing, the Company respectfully submits to the Staff that it continues to conclude that its disclosure controls and procedures were effective as of December 31, 2021.

* * *

We appreciate in advance your time and attention to our responses.  Should you have any additional questions or concerns, please contact John Guzman of White & Case LLP at +55 11 3147-5607 or Scott Levi of White & Case LLP at +1 212 819 8320.

Very truly yours,

Marcos Gradin
Chief Financial Officer
Loma Negra Compañía Industrial Argentina Sociedad Anónima

cc:            Sergio Damián Faifman
        Loma Negra Compañía Industrial Argentina Sociedad Anónima
John Guzman, Esq.
Scott Levi, Esq.
White & Case LLP